Filed by Evo Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evo Acquisition Corp.

Commission File No.: 001-40029

20Cube Logistics to Attend the 35th Annual ROTH Conference on March 12-14, 2023

SINGAPORE--(BUSINESS WIRE)--20Cube Logistics Pte. Ltd., a Singapore-based software-enabled international supply chain orchestrator (“20Cube”), has been invited to attend the 35th Annual ROTH Conference on March 12-14, 2023 at The Ritz Carlton, Laguna Niguel located in Dana Point, California.

On October 18, 2022, 20Cube entered into a Business Combination Agreement (the “Business Combination Agreement”) with Evo Acquisition Corp. (Nasdaq: EVOJ), a special purpose acquisition company (“Evo”), for a proposed business combination (the “Business Combination”). The parent company following the consummation of the Business Combination will be a new Singapore holding company (“Pubco”) to be called 20Cube Logistics Solutions Ltd. Pubco’s ordinary shares are expected to be listed on the Nasdaq Capital Market under the ticker symbol “TCUB.”

Mahesh Niruttan, Chief Executive Officer of 20Cube, and Jason Sausto, Managing Director of Evo, will attend the event in-person where they will participate in one-on-one meetings to discuss the Business Combination, strategic initiatives and upcoming milestones.

35th Annual ROTH Conference
Date: March 12-14, 2023
Format: In-person one-on-one meetings
Conference Website: Click here

For more information on 35th Annual ROTH Conference, please contact your ROTH representative or you may also email your request to EVOJ@mzgroup.us or call Chris Tyson at (949) 491-8235.

About 20Cube Logistics Pte. Ltd.

20Cube is a technology-focused third-party logistics solutions provider founded in 2011 by experienced industry professionals with the vision of leveraging technology to distinctly improve operating efficiency and customer experience in providing logistics services and solutions. 20Cube provides business-to-business logistics services and solutions from the initial purchase order until the final proof of delivery including order management international logistics, customs processing, warehousing, and distribution. 20Cube utilizes its proprietary technology platform, “MyHub,” to support diverse processes along the supply chain and to provide a superior customer experience. 20Cube’s services enable its clients to focus on running their core businesses while 20Cube leverages its technology systems and operating expertise to optimize its clients’ costs and inventory, shorten their lead time to market, and enhance their supply chain visibility. For more information, please visit www.20Cube.com.

About Evo Acquisition Corp.

Evo is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Evo is led by its Chairman, Michael Lerch, its Chief Executive Officer, Richard Chisholm, its Chief Financial Officer, Adrian Brindle and its Managing Director, Jason Sausto. For more information visit www.evospac.com.

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this press release and on the current expectations of Evo’s and 20Cube’s respective managements and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Evo and 20Cube. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including, the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Pubco or the expected benefits of the Business Combination, if not obtained; the failure to realize the anticipated benefits of the Business Combination; matters discovered by the parties as they complete their respective due diligence investigation of the other parties; the ability of Evo prior to the Business Combination, and Pubco following the Business Combination, to maintain (in the case of Evo) and to obtain and maintain (in the case of Pubco) the listing of Evo’s shares prior to the Business Combination, and following the Business Combination, Pubco’s shares on Nasdaq; costs related to the Business Combination; the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination Agreement by the respective stockholders of Evo and 20Cube, the risk that the Business Combination may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the inability to complete a private placement transaction; the outcome of any legal proceedings that may be instituted against Evo or 20Cube related to the Business Combination; the attraction and retention of qualified directors, officers, employees and key personnel of Evo and 20Cube prior to the Business Combination, and Pubco following the Business Combination; the ability of Pubco to compete effectively in a highly competitive market; the ability to protect and enhance 20Cube’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in 20Cube’s industry; the uncertain effects of the COVID-19 pandemic or other public health matters; competition from larger technology companies that have greater resources, technology, relationships and/or expertise; future financial performance of Pubco following the Business Combination, including the ability of future revenues to meet projected annual bookings; the ability of Pubco to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; the ability of Pubco to generate sufficient revenue from each of its revenue streams; the ability of Pubco’s patents and patent applications to protect Pubco’s core technologies from competitors; Pubco’s ability to manage a complex set of marketing relationships and realize projected revenues from subscriptions, advertisements; product sales and/or services; 20Cube’s ability to execute its business plans and strategy; and those factors set forth in documents of Evo or Pubco filed, or to be filed, with SEC. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the registration statement on Form F-4 and related proxy statement and other documents to be filed by Evo or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of risks is not exhaustive.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Evo nor 20Cube presently know or that Evo or 20Cube currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Evo’s and 20Cube’s current expectations, plans and forecasts of future events and views as of the date of this press release. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Evo and 20Cube described above. Evo and 20Cube anticipate that subsequent events and developments will cause their assessments to change. However, while Evo and 20Cube may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as may be required by law. These forward-looking statements should not be relied upon as representing Evo’s or 20Cube’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Evo, 20Cube and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of shares of Evo common stock in respect of the Business Combination described herein. Information about Evo’s directors and executive officers and their ownership of Evo common stock is set forth in Evo’s filings with the SEC. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the Business Combination which will be filed by Pubco. These documents can be obtained free of charge from the sources indicated below.

Important Information About the Business Combination and Where to Find It

This press release relates to the Business Combination. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Business Combination described herein, Evo and Pubco intend to file relevant materials with the SEC, including a registration statement to be filed by Pubco on Form F-4, which will include a proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The proxy statement/prospectus will be sent to all shareholders of Evo and 20Cube. Evo and Pubco will also file other documents regarding the Business Combination with the SEC. Before making any voting or investment decision, investors and security holders of Evo and 20Cube are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about the Business Combination.

Once available, stockholders will also be able to obtain a copy of the registration statement on Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: EVOJ@mzgroup.us. The preliminary and definitive proxy statement/prospectus, once available, and other materials filed with the SEC, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Non-Solicitation

This press release does not constitute, and should not be construed to be, a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

20Cube Investor Contact:
corporate@20cube.com

Evo Acquisition Corp. Investor Contact:
Chris Tyson
949-491-8235
EVOJ@mzgroup.us

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